SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Bonanza Creek Energy, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

097793400
 (CUSIP Number)

Ward Dietrich
645 Madison Avenue, 14th Floor, New York, New York 10022
Telephone: (212) 897-9537
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 16 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097793400	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Mangrove Partners Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,552,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,552,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,552,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097793400	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Mangrove Partners Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,552,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,552,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,552,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 097793400	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Mangrove Partners Fund (Cayman), Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,552,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,552,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,552,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097793400	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mangrove Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,552,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,552,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,552,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097793400	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mangrove Capital

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,552,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,552,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,552,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097793400	SCHEDULE 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nathaniel August

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,552,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,552,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,552,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 097793400	SCHEDULE 13D	Page 8 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Bonanza Creek Energy, Inc., a company incorporated in Delaware (“the Issuer”), whose principal executive offices are located at 410 17th Street, Suite 1400 Denver, Colorado 80202.

Item 2.	IDENTITY AND BACKGROUND

(a)
This statement is filed by The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), The Mangrove Partners Fund, L.P., a Delaware limited partnership (the “US Feeder”), The Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (the “Cayman Feeder”), Mangrove Partners, a Cayman Islands exempted company (“Mangrove Partners”), Mangrove Capital, a Cayman Islands exempted company (“Mangrove Capital”), and Nathaniel August (“Mr. August”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

As the two controlling shareholders of the Master Fund, each of the US Feeder and the Cayman Feeder may be deemed to beneficially own the Shares owned by the Master Fund.  Mangrove Partners is the investment manager of each of the Master Fund, the US Feeder and the Cayman Feeder.  Mangrove Capital is the general partner of the US Feeder.  Mr. August is the director of each of Mangrove Partners and Mangrove Capital.  By virtue of these relationships, each of Mangrove Partners, Mangrove Capital and Mr. August may be deemed to beneficially own the Shares owned by the Master Fund.

(b)
The principal business address of the US Feeder, Mangrove Partners, Mangrove Capital and Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022.  The principal business address of each of the Master Fund and the Cayman Feeder is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.  The officers and directors of the Master Fund, the Cayman Feeder, Mangrove Partners and Mangrove Capital and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)
The principal business of the Master Fund is acquiring, holding and disposing of investment securities.  The principal business of the US Feeder is investing in the Master Fund.  The principal business of the Cayman Feeder is investing in the Master Fund.  The principal business of Mangrove Partners is serving as the investment manager of each of the Master Fund, the US Feeder and the Cayman Feeder.  The principal business of Mangrove Capital is serving as the general partner of the US Feeder.  The principal occupation of Mr. August is serving as a director for each of Mangrove Partners and Mangrove Capital.

CUSIP No. 097793400	SCHEDULE 13D	Page 9 of 15 Pages

(d)
No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of the Master Fund, the Cayman Feeder, Mangrove Partners and Mangrove Capital is organized as a limited liability exempted company under the laws of the Cayman Islands.  The US Feeder is organized as a limited partnership under the laws of the State of Delaware.  Mr. August is a citizen of the United States.  The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of approximately $47,583,239, inclusive of commissions, was paid to acquire the securities reported as beneficially owned by the Master Fund.  The funds used to purchase these securities were obtained from the general working capital of the Master Fund, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

CUSIP No. 097793400	SCHEDULE 13D	Page 10 of 15 Pages

In connection with the Issuer’s reorganization and emergence from bankruptcy, Brian Steck (“Mr. Steck”), an employee of Mangrove Partners, was appointed to the Issuer’s board of directors (the “Board”).  The Reporting Persons did not nominate Mr. Steck to the Issuer’s Board and do not have any right to nominate or appoint a director to the Issuer’s Board.  Mr. Steck’s service as a director of the Issuer is fully independent of Mr. Steck’s duties and responsibilities as an employee of Mangrove Partners, and Mr. Steck does not represent the Reporting Person’s views or investments in his capacity as a director of the Issuer’s Board.

Effective July 5, 2017, the Master Fund entered into a trading plan with its broker (“Broker”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “10b5-1 Plan”).  Pursuant to the 10b5-1 Plan, Broker is authorized and directed to purchase and sell Shares on behalf of the Master Fund in accordance with the instructions set out in the 10b5-1 Plan, subject to the satisfaction of certain conditions and certain restrictions.  Currently, any purchases or sales of Shares by the Master Fund are effected pursuant to the terms of the 10b5-1 Plan.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
The aggregate percentage of Shares reported owned by each person named herein is based upon 20,346,295 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on May 10, 2017.

As of the date hereof, the Master Fund beneficially owned 1,552,500 Shares (approximately 7.6% of the total number of Shares outstanding). By virtue of their respective relationships with the Master Fund discussed in further detail in Item 2, each of the US Feeder, the Cayman Feeder, Mangrove Partners, Mangrove Capital and Mr. August may be deemed to beneficially own the Shares owned directly by the Master Fund.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 097793400	SCHEDULE 13D	Page 11 of 15 Pages

(b)
Each of the Master Fund, the US Feeder, the Cayman Feeder, Mangrove Partners, Mangrove Capital and Mr. August has shared voting and dispositive power over the 1,552,500 Shares owned directly by the Master Fund.

(c)	During the past 60 days, the following transactions were effected by the Reporting Persons in the Shares. All of these transactions were effected in the open-market through a broker-dealer.

Trade Date	Reporting Person	Transaction	Quantity	Price per Share (in USD)
June 16, 2017	Master Fund	Purchase Shares	2,300	$30.9274
June 19, 2017	Master Fund	Purchase Shares	37,949	$31.0295
June 20, 2017	Master Fund	Purchase Shares	2,244	$29.967
June 21, 2017	Master Fund	Purchase Shares	45,740	$29.3074
June 22, 2017	Master Fund	Purchase Shares	21,806	$29.3265
July 5, 2017	Master Fund	Purchase Shares	29,998	$31.9994
July 6, 2017	Master Fund	Purchase Shares	37,225	$29.8852
July 7, 2017	Master Fund	Purchase Shares	40,000	$27.8846
July 10, 2017	Master Fund	Purchase Shares	33,494	$28.0949
July 11, 2017	Master Fund	Purchase Shares	9,283	$27.866
July 11, 2017	Master Fund	Purchase Shares	25,000	$28.3958
July 12, 2017	Master Fund	Purchase Shares	40,000	$28.8285
July 13, 2017	Master Fund	Purchase Shares	85,000	$29.2172

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 is incorporated by reference herein.

On July 19, 2017, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the

CUSIP No. 097793400	SCHEDULE 13D	Page 12 of 15 Pages

securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:
Joint Filing Agreement, dated July 19, 2017, by and among The Mangrove Partners Master Fund, Ltd., The Mangrove Partners Fund, L.P., The Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August.

CUSIP No. 097793400	SCHEDULE 13D	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2017

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL, as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Nathaniel August

CUSIP No. 097793400	SCHEDULE 13D	Page 14 of 15 Pages

SCHEDULE A

Directors and Officers of each of The Mangrove Partners Master Fund, Ltd. and The Mangrove Partners Fund (Cayman), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August* Director

David Bree Director	Mr. Bree is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands

Kevin Phillip Director	Mr. Phillip is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Trinidad and Tobago

Directors and Officers of each of Mangrove Partners and Mangrove Capital

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Nathaniel August* Director

* Mr. August is a Reporting Person and, as such, his information called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 097793400	SCHEDULE 13D	Page 15 of 15 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

              The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share of Bonanza Creek Energy, Inc., dated as of July 19, 2017 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 19, 2017

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL, as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Nathaniel August